SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: January 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de LiesseVille Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date January 11, 2005

LIST OF EXHIBITS

Exhibits

2004 Annual Management Discussion and Analysis	99.1

2004 Annual Financial Statements	99.2

Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular	99.3